Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone:	(604) 688-3033
Facsimile:	(604) 639-8873

Item 2.	Date of Material Change

January 20, 2009

Item 3.	News Release

The Company disseminated a press release through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced an update regarding its activities in Mexico at the San Martin Silver Mine and a new NI 43-101 Reserve/Resource update.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

See Schedule “A” attached hereto.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

January 20, 2009

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	January 20, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

San Martin Updated NI 43-101 Report increasing Reserves/Resources by 45.81%

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the San Martin Silver Mine and a new NI 43-101 Reserve/Resource update.

This newly updated technical report with a cut-off date of September 30, 2008 has resulted in a significant increase in overall Reserves and Resources at the San Martin Silver Mine. Total Proven & Probable Reserves have increased by 41.83%, while Total Measured and Indicated Resources declined by 51.55% due to the upgrading of those Resources to Reserves and Total Inferred Resources have increased by 110.94% .

The San Martin Silver Mine is located beside the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The San Martin operation is 150 kilometres by air or 250 kilometres by paved road north of Guadalajara. The property covers an area in excess of 7,800 hectares of which much remains unexplored.

The San Martin mine and mill has been in operation since 1983 and is a major contributor to the economy of the town of San Martin de Bolaños which has a population of around 3,000 people. The mill for much of 2008 has been operating at 750 tonnes per day. An expansion program launched in June 2008 resulted in the mill capacity reaching 950 tpd in December 2008.

The San Martin drill program from January 1st, 2007 to September 30th, 2008 included 127 drill holes with a total depth of 19,619 metres of core, in addition to about 3,906 metres of underground development for mining, drill sites and access preparations.

During the recently completed exploration program, new mineralized zones were discovered in the Zuloaga (Pinolea and Ballenas levels and Cymoid zone), La Blanca, Rosario-Condesa, La Mancha, Huichola and La Hedionda veins.

The following summary tables were taken from the complete San Martin Silver Mine NI 43-101 Technical Report prepared by Pincock Allen & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company’s web site at www.firstmajestic.com.

Total Proven + Probable Mineral Reserves (Mineable Reserves) (1, 2, 3, 4, 5)

Category	Tonnes	Grade			Metal Contained
		Silver g/tonne	Lead %	Zinc (4) %	Silver only oz.	Silver (oz.) including Lead Credit
Proven Reserves (Oxides)	527,373	273			4,636,211	4,805,765
Probable Reserves (Oxides)	243,091	276			2,154,571	2,232,727
Total Proven and Probable Reserves	770,464	274			6,790,782	7,038,492

Total Measured + Indicated Resources (2, 3, 5)

Category	Tonnes	Grade			Metal Contained
		Silver g/tonne	Lead %	Zinc (4) %	Silver only oz.	Silver (oz.) including Lead Credit
Measured Resources (Oxides)	122,404	233			915,774	955,128
Measured Resources (Sulfides)	415,771	97	0.87	2.07	1,292,213	1,292,213
Indicated Resources (Oxides)	294,361	288			2,729,201	2,823,840
Indicated Resources (Sulfides)	670,684	116	0.94	1.64	2,498,639	2,498,639
Total Measured and Indicated Resources (Oxides plus Sulfides)	1,503,220	154	0.91	1.80	7,435,827	7,569,820
Proven and Probable Reserves Plus Measured and Indicated Resources	2,273,684	195	0.91	1.80	14,226,609	14,608,312

Total Inferred Resources (2, 3, 5)

Category	Tonnes	Grade			Metal Contained
		Silver g/tonne	Lead %	Zinc(4) %	Silver only oz.	Silver (oz.) including Lead Credit
Total Inferred Resources (Oxides plus Sulfides)	8,200,000	185	1.40	1.60	48,900,000	50,037,365

(1)	Estimated Reserves are exclusive of Resources.
(2)	Cut Off estimates as 146 g/tonne Ag for oxides, and 87 g/tonne Ag for dump recovered; Ageq=Au/Pb credits= 10g/tonne Ag
(3)	Metal prices at $708/oz-Au, $12.00/oz-Ag, $0.75/lb-Pb, $0.50/lb-Zn.
(4)	Mine dilution is included at a minimum mining width of 2.00m. Estimates do not include mining recovery.
(5)	Base metals, Lead and Zinc are not recovered due to low market prices.

Oxidized ore is presently being mined from the Zuloaga vein and from the adjacent La Blanca, Rosario and Cinco Señores Veins. Exploration and development is on-going on these vein structures, on other sub-parallel crossing veins and in a recently identified cymoid structure of the Zuloaga vein at the Ballenas level, in the blocks 5,400 and 5,550, as well as on the Rosario-Condesa vein system. Primary mineralization in sulfides with lead, zinc and copper occurs at the deepest levels, San Juan and San Carlos of the Zuloaga vein, however, these areas are not presently being mined.

The mine has been developed primarily on the main Zuloaga vein which has been identified over a strike length of three kilometres, and consists of six main levels spanning a vertical interval of approximately 350 metres. The main access levels, San José, Santa María, Ballenas, Cangrejos, San Pablo, San Juan and San Carlos, are accessible from surface adits and various interconnecting underground ramps totalling over 70 kilometres.

Exploration potential for finding and developing new Resources/Reserves in the San Martin district still remains promising. As a result of this recently completed aggressive exploration program, several targets have been identified for follow up drilling when the Company wishes to commence the next program. Five target zones within the main Zuloaga vein have been identified and six other areas; the Rosario, Escondida, Cangrejos, Ballenas, San José and Cymoid zone, have also been identified as primary targets.

Quality Assurance & Quality Control

To evaluate sample quality control, San Martin performs multiple assays, up to three times on some samples, and periodic check analyses on samples. Since 2004, the San Martin mine has sent approximately 10 pulp samples per month to ALS Chemex Laboratories and duplicate samples to SGS Labs in Guadalajara for analysis, which has had good correlations.

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond saw. One quarter of the core is submitted to the San Martin certified laboratory for sample preparation and analysis, which are assayed for silver by standard fire assay methods and lead by atomic absorption. The other quarter of the core is shipped to the SGS preparation laboratory in Durango, Mexico for drying, crushing, pulverizing and assaying for gold and silver by fire assay and 30 elements ICP package. Systematic assaying of standards and blanks are performed for precision and accuracy; check assays are regularly conducted by SGS or Chemex. The remaining half core is retained on-site for verification and future reference purposes.

Qualified Person

The Company's independent Qualified Persons under National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

The definitions of proven and probable reserves used in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.